UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                            NETFABRIC HOLDINGS, INC.
                            ------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)


                                    64111Y107
                                 (CUSIP Number)



                            Netfabric Holdings, Inc.
                      67 Federal Road, Building A Suite 300
                              Brookfield, CT 06804
        Attention: Jeffrey Robinson, Chairman and Chief Executive Officer
          (Name, Address, and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  May 20, 2005
             (Date of Event which Requires Filing of This Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. /_/

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 64111Y107
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     1    NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                                                  Faisal J. Syed
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     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) |_|
                                                                     (b) |X|
--------------------------------------------------------------------------------
     3    SEC USE ONLY

--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS


--------------------------------------------------------------------------------
     5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                  |_|
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     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------

 NUMBER OF           7    SOLE VOTING POWER                         9,638,462
  SHARES        ----------------------------------------------------------------
BENEFICIALLY         8    SHARED VOTING POWER
  OWNED BY      ----------------------------------------------------------------
   EACH              9    SOLE DISPOSITIVE POWER                    9,638,462
 REPORTING      ----------------------------------------------------------------
PERSON WITH         10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                    9,638,462
--------------------------------------------------------------------------------
    12    CHECK IF THE AGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                            |_|
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                    14%
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON

                                                                    IND
--------------------------------------------------------------------------------

ITEM 1.     SECURITY AND ISSUER.

This Schedule 13D, dated July 12, 2005, of Netfabric Holdings, Inc., a Delaware corporation (the "Issuer"), is filed to reflect the information required pursuant to Rule 13d-2 of the Securities and Exchange Act of 1934, as amended (the "Act"), relating to common shares, $0.001 par value per share (the "Common Stock") of the Issuer. The Issuer's principal executive office is 67 Federal Road, Building A, Suite 300, Brookfield, CT 06804.

ITEM 2.     IDENTITY AND BACKGROUND.

(a)     This statement is being filed on behalf of Mr. Faisal Syed.

(b) The business address of Faisal Syed is UCA Computer Systems, 3 Stewart Court, Denville, NJ 07834.

(c)     Faisal Syed's principal occupation is a serial entreprenuer.

(d)-(e) During the last five years Faisal Syed has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)     Faisal Syed is a Canadian citizen.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          On May 20, 2005, the Issuer entered into a Share Exchange Agreement (the "Share Exchange Agreement") with Fahad Syed, Faisal Syed and Mohd Asif, the shareholders of UCA Services, Inc., identified therein (collectively, the "Shareholders"), pursuant to which the Shareholders exchanged all of the issued and outstanding shares of capital stock of Services (the "Services Stock") for an aggregate of 24,096,154 shares of the Issuer's Common Stock.

          The Issuer, UCA Services, Inc. ("UCA Services") and the Shareholders entered into a side letter agreement (the "Side Letter Agreement"), dated as of May 20, 2005 as a part of the Share Exchange Agreement. Pursuant to the Side Letter Agreement, Fahad Syed, as the Managing Director of UCA Services, has been appointed as a director on the board of directors the Issuer (the "Board"). The Side Letter Agreement also provides that the Shareholders together will have the right to appoint one director of the Board and the Shareholders, together with NetFabric, shall together appoint one or more directors of the Board.

          In connection with the transactions consummated by the Share Exchange Agreement, Faisal Syed received his 9,638,462 shares of the Issuer's Common Stock.

ITEM 4.     PURPOSE OF TRANSACTION.

          Faisal Syed has no present intention to engage or cause the Issuer to engage in any transactions or activities specified in paragraphs (a) through (j) of this Item 4. Mr. Syed acquired the securities of the Company for general investment purposes. Faisal Syed is not a party to any agreements to acquire any additional securities at this time. Notwithstanding the foregoing, Faisal Syed retains the right to change his investment intent, to propose one or more possible transactions to the Issuer's Board of Directors, to acquire additional securities from time to time or to sell or otherwise dispose of all or part of the securities beneficially owned by him in any manner permitted by law.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

(a) As of the date of this report, Faisal Syed beneficially owns an aggregate of 9,638,462 shares of Common Stock, which represents 14% of the Issuer's Common Stock.

(b) As of the date of this report, Faisal Syed has sole power to vote or direct the voting of, or dispose or direct the disposition of 9,638,462 shares of the Issuer's Common Stock.

(c) Faisal Syed has not effected any transactions in the class of securities described in the past 60 days.

(d) Not applicable.

(e) Faisal Syed remains the beneficial owner of more than 5% of the class of securities described herein.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            None.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Side Letter Agreement by and among Netfabric Holdings, Inc. UCA Services, Inc. and the shareholders of UCA Services, Inc., dated May 20, 2005.

                                S I G N A T U R E

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 12, 2005


                                        /s/ Faisal J. Syed
                                        -------------------------------
                                            Faisal J. Syed

                                INDEX TO EXHIBITS

--------------------------------------------------------------------------------
Exhibit         Description
-------         -----------
--------------------------------------------------------------------------------
Exhibit 1       Side Letter Agreement by and among Netfabric Holdings, Inc. UCA
                Services, Inc. and the shareholders of UCA Services, Inc., dated May 20, 2005.
--------------------------------------------------------------------------------

                                                                       Exhibit 1
                                                                       ---------


                                      June 3, 2005

Jeff Robinson
Chairman and Chief Executive Officer
645 Madison Avenue
12th Floor
New York, New York  10022

                  RE: UCA SERVICES, INC. TO NETFABRIC HOLDINGS, INC. SIDE LETTER AGREEMENT

     This letter agreement is being entered into in connection with the Share Exchange Agreement, dated as of May 20, 2005, by and among NetFabric Holdings, Inc. ("NetFabric"), a Delaware corporation, UCA Services, Inc. ("Services"), a New Jersey corporation, and all of the shareholders of Services identified thereto (the "Share Exchange Agreement"). This letter agreement shall constitute a part of the Share Exchange Agreement. In conjunction with the Share Exchange Agreement, NetFabric and Services have come to the following agreement with respect to the appointment of Directors to the Board of Directors of NetFabric:
(i) Fahad Syed, as the Managing Director of Services, will be appointed to the Board of Directors of NetFabric; (ii) Faisal Syed, Mohd Asif and Fahad Syed, the former shareholders of Services (the "Selling Services Shareholders"), shall have the right to appoint one (1) member of the Board of Directors of NetFabric;
(iii) NetFabric shall have the right to appoint three (3) members to the Board of Directors of NetFabric; and (iv) the Selling Services Shareholders and NetFabric shall together appoint one (1) or more members, as determined by the mutual agreement of the parties, to the Board of Directors of NetFabric.

ACKNOWLEDGED AND AGREED

NETFABRIC HOLDINGS, INC.



By: /s/ Jeff Robinson                                 /s/ Faisal Syed
   ------------------------                           --------------------------
Name:   Jeff Robinson                                 FAISAL SYED
Title:  Chairman and Chief Executive Officer



         /s/ Mohd Asif                                /s/ Fahad Syed
         ---------------------------                  --------------------------
         MOHD ASIF                                    FAHAD SYED